U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-35994

CUSIP NUMBER 42237K 409

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I.	REGISTRANT INFORMATION.

NightHawk Biosciences, Inc.

Full Name of Registrant

Former Name if Applicable

627 Davis Drive, Suite 300

Address of Principal Executive Office (Street and Number)

Morrisville, NC 27560

City, State and Zip Code

PART II.	RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒           (a)          The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒           (b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or
Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐           (c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.	NARRATIVE

The Company is unable to file its Quarterly Report on Form 10-Q for its quarter ended September 30, 2023 (the “Quarterly Report”) by the prescribed date without unreasonable effort or expense because the Company requires additional time to evaluate and finalize the valuation of certain assets classified as held for sale as of September 30, 2023. The Company believes that the Quarterly Report will be completed and filed within the five day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV.	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

William Ostrander (919) 240-7133

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes                                        ☐   No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☒ Yes                                          ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2023 the Registrant expects to recognize $6.7 million of revenue from product sales, which is included in discontinued operations, $0.6 million of revenue from process development and $0.1 million. For the three months ended September 30, 2022 the Company recognized $5.98 million of product sales revenue, which is included in discontinued operations, and $0.5 million of grant revenue.

We expect net loss before income taxes from continuing operations to be $(11.2) million and $(35.8) million for the three and nine months ended September 30, 2023. We expect net loss from discontinued operations before income taxes for the three and nine months ended September 30, 2023 to increase due to a possible impairment of a disposal component, however we cannot estimate the exact impact of the impairment at this time because the valuation for such impairment has not been finalized.

NightHawk Biosciences, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

NIGHTHAWK BIOSCIENCES, INC.

Dated: November 15, 2023	By:	/s/ William Ostrander
William Ostrander
Chief Financial Officer